N.  Blumenfrucht  CPA  PC
1040  East  22nd Street
Brooklyn New York 11210
Tel.- 718-692-2743
Fax  -718-692-2203


November  7,  2005

Securities  and  Exchange  Commission
Washington,  DC  20549

Ladies  and  Gentlemen:

We were the independent accountants for New Medium Enterprises, Inc. and have reported on the balance sheets of New Medium Enterprises, Inc. during the fiscal years ending June 30, 2004 and June 30, 2003 and the related statements of income, changes in stockholder's equity, and cash flows for each of the years then ended. On October 9, we resigned from our position as independent auditor for New Medium Enterprises as a result of scheduling conflicts and prior commitments.

We  have read the Amended 8K Report filed by the Company November 7, 2005, under item 4.01 8K/A and we agree with the statements made therein. A copy of the text of such filing is included as an attachment to this letter.

Very  truly  yours,

/s/ N.  Blumenfrucht  CPA  PC